EXHIBIT TO ITEM 77I
Sterling Capital Funds
Terms of New or Amended Securities


The officers of Sterling Capital Funds are authorized and directed to issue and sell shares of beneficial interest of the Sterling Capital SMID Opportunities Fund to the public.
Each Class share of beneficial interest has the preferences, conversion and other rights, voting powers, restrictions, qualifications, and terms and conditions of redemption that are set forth in the Amended and Restated
Agreement and Declaration of Trust dated February 1, 2011 and the Multiple Class Plan Pursuant to Rule 18f-3 of
Sterling Capital Funds.

A description of the Sterling Capital SMID Opportunities
Fund is incorporated by reference to the Post-Effective
Amendment No. 123 to the Registration Statement as filed with the SEC via EDGAR on September 29, 2016 (Accession No.
0001193125-16-725872).